November 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq.
Matthew Crispino, Esq.

RE:	SouFun Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed on April 26, 2012

File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to the additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) received in a telephone call with Staff on November 29, 2012, relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

The Company’s responses to the Staff’s comments are as follows (the paragraphs below correspond to the Staff’s comments, which have been typed herein in bold italics for your ease of reference).

Item 7. Major Shareholders and Related Transactions

Other Related Party Transactions, page 83

1.	We think that in the future discussions of the Company’s relationship with Wall Street Global Training Center, Inc. (“Wall Street Global”), the Company should mention the free office space that it provides to Wall Street Global and provide an estimate of the value of such space, and the Company should commit that it will provide this discussion in its future filings in the discussion of related party transactions.

Response:

The Company hereby advises the Staff that the Company will provide the estimated value for the free office space it provides to Wall Street Global in its future filings in its discussion of related party transactions. The Company intends to file an Amendment to the 20-F to include this information within the next seven days.

2.	We think that the Services Agreement with Wall Street Global (the “Agreement”) that the Company submitted in response to Comment #4 from the Staff dated October 25, 2012 should be filed as a related party agreement pursuant to Instruction 4(b)(i) to Exhibits in the 20-F.

Response:

The Company advises the Staff that the Company will file the Agreement as a related party agreement in an Amendment to the 20-F and the Company intends to file the Amendment within the next seven days.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the above response, please do not hesitate to contact me at (8610) 6529-8308 or Barry Taylor at (650) 849-3329.

Sincerely yours,

/s/ Kefei Li

Kefei Li

cc:	SouFun Holdings Limited Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C. Barry E. Taylor